

Brad Hilsabeck · 2nd

Advisory Board Member at Ecofin

San Francisco Bay Area · Contact info

500+ connections



1 mutual connection: Stephanie Gripne, PhD

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Ecofin

Westminster College (MO)

Experience

Advisory Board Member
Ecofin
Jun 2021 – Present · 3 mos

Board Member
World Tree
Jan 2021 – Present · 8 mos

For-profit/for-purpose enterprise focused on biodiversity, climate solutions, and supporting farmers. World Tree has planted more than 500,000 trees across 5 countries, using the world's fastest growing tree: the Empress Sple ...see more

Minority Shareholder
Dallas Wings
Feb 2019 – Present · 2 yrs 7 mos

Arlington, TX

Independent Director
TortoiseEcofin
Dec 2018 – Present · 2 yrs 9 mos
Leawood, KS

Retired Partner
GMO
Jun 2016 – Present · 5 yrs 3 mos

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Education

Westminster College (MO)
B.A., Business Administration
1982 – 1986